

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

14.08.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-3467~~)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated August 8, 2006: Standard&Poor's raised MMC Norilsk Nickel's rating to "BBB-", the highest rating among privately owned Russian Companies

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

8/22


NORILSK NICKEL

08.08.2006

Standard & Poor's raised MMC Norilsk Nickel's rating to "BBB-", the highest rating among privately owned Russian Companies

Today Standard & Poor's Ratings Services raised its long-term corporate credit rating on MMC Norilsk Nickel to "BBB-" from "BB+". The 'BBB-' rating is the highest level among private corporations in Russia. The outlook is stable. At the same time, the 'ruAA+' national scale rating on Norilsk Nickel was affirmed.

The $500 million notes maturing in 2009 were issued by Norilsk Nickel Finance Luxembourg, a special purpose entity incorporated in Luxembourg. The rating on the notes is equalized with the corporate credit rating on Norilsk Nickel at 'BBB-'.

In December last year international rating agency Fitch Ratings Ltd. assigned MMC Norilsk Nickel a Senior Unsecured 'BBB-' (BBB minus) rating with Stable Outlook.

Aggregate of all ratings assigned (Fitch – «BBB-», Moody's - «Ba1» and Standard & Poor's - «BBB-») gives MMC Norilsk Nickel the highest rating among privately owned Russian companies. These ratings reflect unique resource base, strong financial profile of MMC Norilsk Nickel, wise management's decisions, as well as the company's strong positions in the global markets of nickel, palladium, platinum, and copper.

For more information contact, please,

Sergey Gryaznykh,
Head of Treasury Department
Tel. +7 495 797 8255